                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13G


            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934



                             On Command Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   6821160106
--------------------------------------------------------------------------------
                                 (CUSIP Number)



---------------
     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
                                Page 1 of 6 Pages

CUSIP No. 682160106                    13G                     Page 2 of 6 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Hilton Hotels Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                           (a)

                                                                           (b)
3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


NUMBER OF           5    SOLE VOTING POWER
SHARES                   2,331,986
BENEFICIALLY
OWNED BY            6    SHARED VOTING POWER
EACH                     0
REPORTING
PERSON              7    SOLE DISPOSITIVE POWER
                         2,331,986

                    8    SHARED DISPOSITIVE POWER
                         0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,484,772

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.2%

12   TYPE OF REPORTING PERSON*

                              CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 682160106                    13G                     Page 3 of 6 Pages


Item 1(a).     Name of Issuer:

               On Command Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices:

                    6331 San Ignacio Avenue
                    San Jose, CA 95119


Item 2(a).     Name of Persons Filing:

                    Hilton Hotels Corporation

Item 2(b).     Address of Principal Business Office:

               9336 Civic Center Drive
               Beverly Hills, California 90210

Item 2(c).     Citizenship:

               Delaware

Item 2(d).     Title of Class of Securities:

               Common Stock

Item 2(e).     CUSIP Number:

               682160106


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a)  [ ]  Broker or Dealer registered under Section 15 of the Act:

                         Not applicable

          (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act:

                         Not applicable

          (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act:

                         Not applicable
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CUSIP No. 682160106                    13G                     Page 4 of 6 Pages


          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act:

                         Not applicable

          (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940:

                         Not applicable

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund (SEE 13d-1(b)(1)(ii)(F)):

                         Not applicable

          (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (SEE Item 7):

                         Not applicable

          (h)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H):

                         Not applicable.


Item 4.        Ownership

          (a)  Amount Beneficially Owned

                    2,484,772 shares of Common Stock

          (b)  Percent of Class    8.2%


          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or direct the vote

                                         2,331,986

               (ii) shared power to vote or direct the vote:

                    None.
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CUSIP No. 682160106                    13G                     Page 5 of 6 Pages


          (iii) sole power to dispose or to direct the disposition of:

                                         2,331,986

          (iv) shared power to dispose or to direct the disposition of:

               None.


Item 5.   Ownership of Five Percent or Less of a Class.

               Not applicable.


Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.


Item 8.   Identification and Classification of Members of the Group.

          Not applicable.


Item 9.   Notice of Dissolution of Group.

          Not applicable.

CUSIP No. 682160106                    13G                     Page 6 of 6 Pages


Item 10.       Certification.

               Not applicable.

                                    SIGNATURE


          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.




February 14, 1997
                                   /s/ Cheryl L. Marsh
                                   --------------------------------------

                                   Name: Cheryl L. Marsh
                                         --------------------------------

                                   Title: Vice President and Secretary
                                          -------------------------------